UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Acrivon Therapeutics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

004890109
(CUSIP Number)

June 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004890109

1.	NAMES OF REPORTING PERSONS Chione Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CYPRUS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,848,632
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,848,632

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,848,632
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.5%
12.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 004890109

1.	NAMES OF REPORTING PERSONS Marcin Czernik I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION POLAND

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,848,632
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,848,632

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,848,632
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.5%
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 004890109

1.	NAMES OF REPORTING PERSONS Andreas Hadjimichael I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CYPRUS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,848,632
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,848,632

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,848,632
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.5%
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 004890109

1.	NAMES OF REPORTING PERSONS Anastasis Nikolaou I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CYPRUS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,848,632
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,848,632

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,848,632
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.5%
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 004890109

1.	NAMES OF REPORTING PERSONS Wiaczeslaw Smolokowski I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CYPRUS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,848,632
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,848,632

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,848,632
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.5%
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

ITEM 1(A) NAME OF ISSUER: Acrivon Therapeutics, Inc.

ITEM 1(B) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 480 Arsenal Way, Suite 100, Watertown, Massachusetts

ITEM 2 (A) NAME OF PERSON FILING: This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Chione Limited. (“Chione”)

(ii)	Marcin Czernik

(iii)	Andreas Hadjimichael

(iv)	Anastasis Nikolaou

(v)	Wiaczeslaw Smolokowski

ITEM 2 (B) ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The principal business office of each of the Reporting Persons (other than Mr. Smolokowski) is Simou Menardou 5, Kifisia Court. Office 225, 6015 Larnaca, Cyprus. The residence address of Mr. Smolokowski is Chalet Lenotchka, Chemin des Marais 1, Chesieres, Switzerland.

ITEM 2 (C) CITIZENSHIP (i) Chione is a Cyprus corporation.

(ii)	Messrs. Hadjimichael and Nikolaou are citizens of the Republic of Cyprus.

(iii)	Messrs. Czernik and Smolokowski are citizens of the Republic of Poland.

ITEM 2 (D) TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.001 per share (the “Common Stock”), of Acrivon Therapeutics, Inc., a Delaware corporation (the “Issuer”)

ITEM 2 (E) CUSIP NO.: 004890109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4. OWNERSHIP

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G. The percentages set forth herein are calculated based upon 30,876,932 shares of Common Stock outstanding, as of May 9, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending March 31, 2024 filed with the Securities and Exchange Commission on May 14, 2024. These shares of Common Stock are owned directly by Chione. Chione’s directors, Marcin Czernik, Andreas Hadjimichael and Anastasis Nikolaou, and its sole stockholder, Wiaczeslaw Smolokowski, may be deemed to share voting and investment power and beneficial ownership of such shares of Common Stock. Each of such directors and stockholder disclaims such voting and investment power and beneficial ownership.

ITEM 5. OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON. Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP. Not applicable.

ITEM 10. CERTIFICATIONS

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 10, 2024
Date

Chione Limited, by /s/ Shalom Leaf, as attorney-in-fact
Marcin Czernik, by /s/ Shalom Leaf, as attorney-in-fact
Andreas Hadjimichael, by /s/ Shalom Leaf, as attorney-in-fact
Anastasis Nikolaou, by /s/ Shalom Leaf, as attorney-in-fact
Wiaczeslaw Smolokowski, by /s/ Shalom Leaf, as attorney-in-fact

Exhibit Index

Exhibit 24.1 –	Power of Attorney, dated May 15, 2024, made by Marcin Czernik and Chione Limited in favor of Shalom Leaf (incorporated by reference to Exhibit 24.1 to the Form 13G/A (Amendment No. 1), filed on behalf of Chione Limited et al on 7/10/24)
Exhibit 24.2 –	Power of Attorney, dated May 15, 2024, made by Andreas Hadjimichael and Chione Limited in favor of Shalom Leaf (incorporated by reference to Exhibit 24.2 to the Form 13G/A (Amendment No. 1), filed on behalf of Chione Limited et al on 7/10/24)
Exhibit 24.3 –	Power of Attorney, dated May 15, 2024, made by Wiaczeslaw Smolokowski in favor of Shalom Leaf (incorporated by reference to Exhibit 24.3 to the Form 13G/A (Amendment No. 1), filed on behalf of Chione Limited et al on 7/10/24)
Exhibit 24.4 –	Power of Attorney, dated May 15, 2024, made by Anastasis Nikolaou and Chione Limited in favor of Shalom Leaf (incorporated by reference to Exhibit 24.4 to the Form 13G/A (Amendment No. 1), filed on behalf of Chione Limited et al on 7/10/24)
Exhibit 99.1 –	Joint Filing Agreement, dated July 10, 2024, among the Reporting Persons